REGARDING A CERTIFICATE OF “BEST FAMILY FRIENDLY MANAGEMENT”

POSCO has been creating more pleasant working environment for its employees by implementing various “family friendly” policies. In recognition of these efforts, Korea’s Ministry of Gender Equality and Family issued to POSCO a certificate of “Best Family Friendly Management” with validity from November 22, 2011 to November 21, 2014.

POSCO’s family friendly policies and programs have thus far included family friendly vacation policy, female employees care programs and family support programs. POSCO continues to introduce more family friendly policies and programs to provide work-life balance and pleasant working environment to its employees.